Exhibit 99.1

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas	Fax: (972) 788-5165
E-Mail: office@wmcobb.com

September 7, 2010

Mr. Kenneth R. Peak

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Dear Mr. Peak:

In accordance with your request, William M. Cobb & Associates, Inc. (Cobb & Associates) has estimated the proved reserves and future income as of July 1, 2010, attributable to the interest of Contango Oil & Gas Company and its subsidiaries (Contango) in certain oil and gas properties located in state and federal waters of the Gulf of Mexico. Estimates of proved reserves in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). These reserve definitions are discussed in more detail under the Reserve Definitions section of this report.

Table 1 summarizes our estimate of the proved oil and gas reserves and their pre-federal income tax value undiscounted and discounted at 10 percent. The discounted present worth of future income values shown in Table 1, or in other portions of this report, are not intended to necessarily represent an estimate of fair market value.

TABLE 1

CONTANGO - NET RESERVES AND VALUE

AS OF JULY 1, 2010

SEC PRICING AND PARAMETERS

				Future Net Pre-Tax Income – M$
Reserve Category	Net Gas (MMCF)	Net NGL (MBBL)	Net Oil (MBBL)	Undiscounted	Discounted at 10%
Proved
Producing	170,496	4,394	3,630	1,085,891	795,887
Non-Producing	54,303	1,528	654	258,997	110,412
Undeveloped	2,516	107	176	25,746	35,907

Total Proved	227,315	6,029	4,460	1,370,634	942,206

Oil and NGL volumes are expressed in thousands of stock tank barrels (MBBL). A stock tank barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) as determined at 60o Fahrenheit and the legal pressure base for the specific location of the gas reserves.

The various categories of proved reserves have been combined in certain tables of this report for convenience and/or illustrative purposes. It should be recognized that different levels of risk and uncertainty are associated with these different reserve categories; however, the reserves and revenues presented in this report have not been adjusted for risk.

RESERVE METHODOLOGY

Calculations for the Contango proved reserves were prepared using methods generally accepted within the petroleum industry. These include volumetric calculations, material balance calculations, and reservoir simulation with consideration given to the anticipated reservoir drive mechanism. All available well logs and geological maps, along with seismic, production, and pressure data were incorporated into the calculations.

OIL AND GAS PRICING

Projections of proved reserves contained in this report utilize constant product prices of $4.09 per MMBTU of gas and $76.21 per barrel of oil. Consistent with SEC guidelines, these are the average first-of-month prices for the prior 12 month period for Henry Hub gas and West Texas Intermediate (WTI) oil. Appropriate oil and gas pricing differentials and BTU factors were applied to each property.

OPERATING COSTS

Future operating costs for each of the Contango properties are based on historical operating cost data provided by Contango. Future operating costs are held constant at current values for the life of each property.

RESERVE DEFINITIONS

The proved reserves included in this report conform to the definition of proved reserves contained in the SEC’s regulations Part 210.4-10.

OTHER

We have not made any field examination of the Contango properties; therefore, operating ability and condition of the production equipment have not been considered. No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

In evaluating the information at our disposal concerning this appraisal, we have excluded from our consideration all matters as to which legal or accounting interpretation, rather than engineering, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The reserves included in this report are estimates only and should not be construed as being exact quantities. The revenues from such reserves and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves evaluated in this report, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions used in this report. In any case, estimates of reserves may increase or decrease as a result of future operations.

Titles to the appraised properties have not been examined by William M. Cobb & Associates, Inc., nor has the actual degree of interest owned been independently confirmed. The data used in our evaluation were obtained from Contango Oil and Gas Company, and the nonconfidential files of William M. Cobb & Associates, Inc. and were considered accurate. Basic field performance data, together with our engineering work sheets, are maintained on file in our office.

William M. Cobb & Associates, Inc. is an independent petroleum engineering and geological consulting firm with offices located in Dallas, Texas. Cobb & Associates has no financial interest, including stock ownership, in Contango. Our fees are strictly on an hourly, as-billed basis and are not contingent on the results of our studies.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.

/s/ FRANK J. MAREK
Frank J. Marek, P. E.
Senior Vice President

FJM:jf

Attachments

\Contango\SEC\Rpt090710